

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2025

Motti Farbstein
Chief Executive Officer and Chief Financial Officer
Can-Fite BioPharma Ltd.
26 Ben Gurion St,
Ramat Gan 5257346 Israel

> **Re: Can-Fite BioPharma Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2024**
> **File No. 001-36203**

Dear Motti Farbstein:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences